09 October 2017

National Grid plc
Share Buy-back Programme

National Grid plc (the “Company”) announces that it is to commence the second tranche of its £835 million share buy-back programme to repurchase ordinary shares in the capital of the Company (the “Programme”) following the conclusion on 28 September 2017 of the first tranche of the Programme. The sole purpose of the Programme is, as previously announced, to reduce the share capital of the Company as part of the return of proceeds to shareholders following the sale of a majority interest in the Company’s UK gas distribution business.

The Company announces that it has entered into irrevocable and non-discretionary arrangements with Barclays Capital Securities Limited (“Barclays”), an independent third party, in relation to the second tranche of the Programme which will commence on 10 October 2017 and will end no later than 15 May 2018 (the “Second Tranche”). Barclays will act as principal during the Second Tranche and will make its trading decisions concerning the timing of the purchases of the Company’s ordinary shares independently of the Company.

The maximum pecuniary amount allocated to the Second Tranche of the Programme is £410,000,000. The number of ordinary shares to be purchased under the Programme will not exceed the maximum number of ordinary shares permitted to be purchased by the Company pursuant to the authority granted by shareholders at the Annual General Meeting of the Company on 31 July 2017, which is 344,116,240 ordinary shares of 12204/473 p each. The purchased shares will be held as treasury shares.

Any purchases of ordinary shares by the Company in relation to this announcement will be carried out on the London Stock Exchange and will be effected within certain pre-set parameters and in accordance with both the Company’s general authority to purchase shares granted by its shareholders at the Company’s Annual General Meeting held on 31 July 2017, the Market Abuse Regulation 596/2014 and Chapter 12 of the Listing Rules and will be discontinued in the event the Company ceases to have the necessary general authority to repurchase ordinary shares.

For the avoidance of doubt, no repurchases will be made in the United States or in respect of the Company’s American Depositary Receipts.

The Programme is not expected to impact the scrip dividend. Going forward the Company expects to continue its active approach towards managing excess dilution arising through the operation of its scrip dividend programme.

Details of the authorities granted at the Company’s 31 July 2017 Annual General Meeting can be found on our website under: http://investors.nationalgrid.com/shareholder-centre/shareholder-meetings/2017.aspx.

CONTACTS

Investors and Analysts

Aarti Singhal	+44 7989 492447 (m)
Will Jackson	+44 7584 206578 (m)